Matlin & Partners Acquisition Corporation

520 Madison Avenue

New York, NY 10022

Telephone: (212) 651-9500

VIA EDGAR

May 23, 2016

U.S. Securities and Exchange Commission

Office of Consumer Products

100 F Street, N.E.

Mail Stop 3561

Washington, DC 20549

Attn: Mara L. Ransom, Assistant Director

RE :	Matlin & Partners Acquisition Corporation

Draft Registration Statement on Form S-1

Submitted April 21, 2016

CIK No. 0001670349

Dear Ms. Ransom:

Matlin & Partners Acquisition Corporation (the “Company”, “it”, “we”, “us” or “our”) hereby transmits its response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated May 18, 2016 regarding our Registration Statement on Form S-1 (the “Registration Statement”) previously filed on April 21, 2016. A marked version of the Registration Statement is enclosed herewith reflecting all changes to the Registration Statement.

For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

Prospectus Cover Page

1.	We note your disclosure that you “cannot guarantee that [y]our securities will be approved for listing on NASDAQ.” Please tell us whether you intend to know before this registration statement is effective whether NASDAQ has approved your listing application. In this regard, we note that you discuss a number of conditions and limitations by which you will be required to abide if you obtain and maintain such listing, such as the 80% limitation. Please also confirm that you will file an amendment before your registration statement is effective to reflect applicable changes to your disclosure if your application is not approved.

We supplementally inform the Staff that we currently expect to receive approval for listing on the NASDAQ prior to the effective date of the Registration Statement. Additionally, should our application not be approved, we will file an amendment before the Registration Statement is effective to reflect applicable changes to our disclosure.

Mara L. Ransom, Assistant Director
U.S. Securities and Exchange Commission

May 23, 2016

General, page 2

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

In response to the Staff’s comment, we will provide all such written communications under separate cover. We confirm that potential investors will not retain copies of any such communications.

3. Please place the disclosure of Mr. Matlin’s prior experience in context throughout the prospectus by quantifying the amount of distressed-for-control investments made by the Global Distressed Securities Group at Credit Suisse. Please also provide additional context by quantifying the investments in which Mr. Matlin was personally involved and the timeframe during which these investments were made.

We respectfully draw the Staff's attention to the third paragraph on page 2 of the prospectus summary, which quantifies the amount of distressed-for-control investments made by the Global Distressed Securities Group at Credit Suisse. In addition, we have revised this disclosure here and elsewhere to conform to the balance of the Staff's comment.

4. We note your statement regarding the number of boards of directors on which Mr. Matlin and “individuals under his supervision” have served. Please put this information into context by disclosing how many of these boards of directors were for public companies. Please also tell us whether all of these directorships were directly related to investments by Credit Suisse and MatlinPatterson.

In response to the Staff’s comment, we have revised the disclosure as requested.

Business Strategy, page 3

5. We note your statement that you plan to “capitalize on [y]our management’s experience in turning around such a business to create shareholder value.” Please elaborate upon management’s experience turning around companies and creating shareholder value.

In response to the Staff’s comment, we have revised the disclosure as requested.

Acquisition Criteria, page 4

6. Please discuss the circumstances that would lead your management team to pursue a target entity that is outside the enumerated criteria and guidelines listed on page 4.

In response to the Staff’s comment, we have revised the disclosure as requested.

Our Acquisition and Investment Process, page 5

7. We note your statement on page 5 that members of your management team may own common stock and warrants following the offering. It appears that members of your management team will own common stock and warrants following the offering. Please revise, or tell us why you believe it is not likely that members of your management team will own common stock and warrants following the offering.

Mara L. Ransom, Assistant Director
U.S. Securities and Exchange Commission

May 23, 2016

In response to the Staff’s comment, we have revised the disclosure as requested.

The Offering

Founder shares, page 11

8. Please provide additional detail about when certain founder shares will be forfeited, including how the underwriters’ exercise of the over-allotment option will affect the forfeiture of these shares.

In response to the Staff’s comment, we have revised the disclosure as requested.

Permitted purchases of public shares by our affiliates, page 15

9. Please revise your disclosure to clarify that the purpose and effect of your initial shareholders, directors, executive officers, advisors or their affiliates purchasing shares prior to your initial business combination is to influence the vote necessary to approve such a transaction and that, if true, there is no limit on the number of shares they may purchase.

In response to the Staff’s comment, we have revised the disclosure as requested.

Manner of conducting redemptions, page 17

10. We note your disclosure here and throughout your prospectus that your initial shareholders have agreed to vote their shares in favor of any proposed business combination. Please revise your disclosure to clarify whether this this agreement, or any related agreement, is a written agreement, and if so, please file such agreements as exhibits to the registration statement.

In response to the Staff’s comment, we have revised the disclosure as requested, and will file the written agreement along with the next amendment to the Registration Statement.

11. Please disclose whether the $5,000,001 of net tangible assets is calculated before or after you pay your underwriters fees and commissions.

In response to the Staff’s comment, we have revised the disclosure to reflect that the calculation is after payment of underwriters’ fees and commissions.

Mara L. Ransom, Assistant Director
U.S. Securities and Exchange Commission

May 23, 2016

Risk Factors

NASDAQ may delist our securities from trading on its exchange…, page 30

12. In an appropriate place in your prospectus, please disclose whether you intend to follow the substantive and procedural requirements of Regulation 14A in connection with any shareholder vote on a proposed business combination even if you do not maintain your NASDAQ listing and Exchange Act registration. If so, please indicate what, if any, document requires you to do so and whether that document can be changed.

In response to the Staff’s comment, we have revised the disclosure as requested.

We are not required to obtain an opinion from an independent investment…, page 38

13. We note that your risk factor discloses that you are not required to obtain an opinion from an unaffiliated third party indicating that the price you are paying is fair to your shareholders from a financial point of view unless the target is an affiliated entity. Please incorporate this information under a separate risk factor with a title specifically highlighting that you may acquire a business target from a company affiliated with management.

We respectfully draw the Staff’s attention to the risk factor on page [42] of the prospectus captioned “We may engage in a business combination with one or more target businesses that have relationships with entities that may be affiliated with our sponsor, officers or directors which may raise potential conflicts of interest.” which we believe covers the subject matter raised by the Staff in its comment.

We may attempt to simultaneously complete business combinations…, page 45

14. Please clarify here, as you do on page 6, that you do not intend to purchase multiple businesses in unrelated industries.

In response to the Staff’s comment, we have revised the disclosure as requested.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 63

15. We note your disclosure that you do not expect the interest earned on the amount in the trust to be sufficient to pay your taxes. Please disclose the source of funds that you expect to use to pay Delaware franchise taxes. Additionally, if you expect to use all interest generated from the trust account to pay taxes such that there will not be any interest available to utilize in redemption or liquidation of shares, please clarify this fact throughout the filing.

In response to the Staff’s comment, we have revised the disclosure as requested regarding the source of funds. With respect to the lack of interest available to utilize in redemption or liquidation of our public shares, we say throughout the prospectus that the interest amount returned to public stockholders is net of taxes payable, as well as making it clear that we intend to use substantially all the interest earned for taxes and will in all likelihood only return $10.00 per share to our public stockholders upon redemption or liquidation. Thus, we believe the low rate of interest paid on the funds held in our trust account (and the related fact that public stockholders should not count on an additional return above $10.00 per public share on redemption or liquidation based on such interest, and that we intend to use such interest for taxes) is adequately described, and we do not believe further disclosure is necessary.

Mara L. Ransom, Assistant Director
U.S. Securities and Exchange Commission

May 23, 2016

Deal Origination, page 72

16. We note your disclosure that your management will source its “global contacts” and securities broker-dealers for investment opportunities. Please tell us whether you will pay referral fees, or any similar fees, to these contacts if you complete a combination with a target that was referred from one of these sources. If so, please disclose the material terms of any agreement in place with these sources.

In response to the Staff’s comment, we have revised the disclosure as requested to indicate that, although we may pay such fees, there are no agreements in place, written or otherwise, regarding such payments.

Stockholders may not have the ability to approve our initial business combination, page 79

17. Please provide us your analysis of how your ability to choose between seeking shareholder approval for a proposed business combination and conducting a tender offer would change if you were to satisfy the definition of a foreign private issuer. Also tell us about any other material changes to the disclosures in your prospectus if you were to satisfy the definition of a foreign private issuer.

We respectfully inform the Staff that we are aware, if we are deemed to be a foreign private issuer, that we would need to avail ourselves solely of the tender offer rules in connection with the consummation of an initial business combination.

Nevertheless, we do not believe there is any plausible scenario under which we, as a Delaware corporation with offices in New York, the majority of whose stockholders are likely to be US persons, would qualify as a foreign private issuer before the consummation of our initial business combination. Even in the unlikely event that we were to acquire a foreign corporation or assets, and redomesticate to a foreign jurisdiction in conjunction with our initial business combination, we would not be a foreign private issuer until after the consummation of our initial business combination. Thus, we do not believe that any material changes to the prospectus would be needed.

Limitation on redemption upon completion of our initial business combination…, page 82

18. We note your disclosure that your initial shareholders, officers and directors have agreed to waive their redemption rights with respect to their founder shares and public shares in connection with the completion of your initial business combination. Please clarify whether your affiliates are similarly restricted as public stockholders from seeking redemption rights with respect to more than an aggregate of 10% of the shares sold in this offering.

Mara L. Ransom, Assistant Director
U.S. Securities and Exchange Commission

May 23, 2016

We respectfully inform the Staff that we have raised the restriction on redemption rights for public stockholders from 10% to 20%. In response to the Staff’s comment, we have revised the disclosure as requested to reflect that is applicable to all public stockholders, including our affiliates.

Tendering stock certificates in connection with a tender offer or redemption rights, page 83

19. Please include disclosure in the summary section of this prospectus that public stockholders seeking to exercise their redemption rights may be required to tender their certificates or deliver their shares to perfect their redemption rights.

In response to the Staff’s comment, we have revised the disclosure as requested.

Election to remain an investor, page 91

20. Please expand your disclosure in the “Terms of Our Offering” column to clarify the amount of time that you are required to give investors to consider whether to elect to redeem their shares.

In response to the Staff’s comment, we have revised the disclosure as requested.

Release of funds, page 93

21. Please clarify here and on page 20 whether the funds released to you upon completion of a business combination include the funds that will then be paid to redeeming stockholders, or the trustee will directly send the appropriate portion of the amount held in trust to the redeeming stockholders at the time of the business combination. In this regard, we note your disclosure on page 14 that the trust funds will not be released to you until the redemption of all public shares.

In response to the Staff’s comment, we have revised the disclosure as requested.

Certain Relationships and Related Party Transactions, page 109

22. Please disclose whether your sponsor has loaned you any funds to be used for a portion of the offering expenses to date.

In response to the Staff’s comment, we have revised the disclosure as requested.

Note 4. Related Party Transactions

Founder Shares, page F-11

23. Please provide footnote disclosure regarding the conversion terms of the Class F common stock, including the conversion ratio and the terms of the adjustment provision associated with the conversion ratio. Refer to ASC 505-10-50-3. In addition, and with reference to the authoritative literature on which you relied, please tell us the accounting implications of the conversion ratio being adjustable.

Mara L. Ransom, Assistant Director
U.S. Securities and Exchange Commission

May 23, 2016

Response: In response to the Staff's comment, we have revised the disclosure to reflect the requirements of ASC 505-10-50-3 as requested.

In addition, pursuant to ASC 815, the conversion option was determined to be an embedded derivative inside an equity host and was not bifurcated as a derivative. The conversion feature failed the first step, of the three part bifurcation test under ASC 815-15-25-1. This step evaluates the economic characteristics and risks of the embedded instrument as compared to the host contract. Bifurcation is only possible if the economic characteristics and risks of the host and embedded feature are not clearly and closely related. We determined both the host instrument and the embedded conversion feature have characteristics of an equity instrument, therefore recognition of the conversion feature as a separate instrument is not appropriate. The conversion option was evaluated and it was determined it may become beneficial in the future due to potential adjustments (contingent beneficial conversion option) pursuant to ASC 470-20. Such contingent beneficial conversion options are measured at the commitment date, but are not recognized, until the contingency (in this case, the conversion) is resolved.

We thank the Staff for its review of the foregoing.  If you have further comments, we ask that you forward them by electronic mail to our counsel, Stuart Neuhauser at sneuhauser@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

/s/ David J. Matlin

David J. Matlin Chairman and Chief Executive Officer

cc:	Stuart Neuhauser, Esq. Ellenoff Grossman & Schole LLP